UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEACHTREE ALTERNATIVE STRATEGIES FUND
(Name of Subject Company (Issuer))

PEACHTREE ALTERNATIVE STRATEGIES FUND
(Name of Filing Person(s) (Issuer))

Institutional Shares
(Title of Class of Securities)

70469b 102
(CUSIP Number of Class of Securities)

Simon Berry
Secretary
Peachtree Alternative Strategies Fund
225 Pictoria Drive, Suite 450, Cincinnati, OH 45246
(513) 346-4190
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence
Bernstein Shur, Sawyer & Nelson
100 Middle Street
Portland, ME 04104-5029
(207) 228-7182

July 19, 2017
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $23,410,778.02 (20% of 5/31/17 estimated NAV)(a)	Amount of Filing Fee: $2,713.31(b)

(a) Calculated as the aggregate maximum value of Institutional Shares being purchased.

(b) Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on July 19, 2017 by Peachtree Alternative Strategies Fund (the “Fund”) in connection with an offer by the Fund to purchase Institutional Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to twenty percent (20%) of the Fund’s net asset value as of September 29, 2017 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on July 19, 2017.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

2

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on August 16, 2017.

(2)
53,112.522 Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

(3)	The Valuation Date of the Shares tendered pursuant to the Offer was September 29, 2017.

(4)
Payment of the repurchase price was made in the form of promissory notes issued to the shareholders whose tendered Shares were accepted for repurchase by the Fund. On October 30, 2017, the Fund paid the shareholders a total of $5,559,427.63[1], representing the amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PEACHTREE ALTERNATIVE STRATEGIES FUND

By:	/s/ Ford Donohue
	Name:	Ford Donohue
	Title:	President, Principal Executive Officer

December 11, 2017

[1]
In accordance with the Statement and the promissory note, the Fund made a full repurchase of four Shareholder’s Shares and paid 95% of the value of the Shares as of the Valuation Date.  A second and final payment will be made within sixty (60) days of the completion of the next annual audit of the Fund by the Fund’s independent registered public accountant.